UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 29, 2021

ALUSSA ENERGY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39145	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

PO Box 500, 71 Fort Street

Grand Cayman KY1-1106

Cayman Islands

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +1 345 949 4900

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	ALUS.U	The New York Stock Exchange

Class A Ordinary Shares, par value $0.0001 per share	ALUS	The New York Stock Exchange

Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	ALUS.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ADDITIONAL INFORMATION

FREYR Battery, a company organized under the laws of Luxembourg (“Pubco”), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement of Alussa Energy Acquisition Corp., a Cayman Island exempted company (“Alussa”), and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving Alussa, Pubco and FREYR A/S, a company organized under the laws of Norway (“FREYR”). After the Registration Statement is filed and declared effective, the definitive proxy statement and other relevant documents will be mailed to shareholders of Alussa as of a record date to be established for voting on the Business Combination. Shareholders of Alussa and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Alussa’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about Alussa, FREYR, Pubco and the Business Combination. Alussa shareholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Alussa by contacting its Chief Executive Officer, Daniel Barcelo, c/o Alussa Energy Acquisition Corp. PO Box 500, 71 Fort Street, Grand Cayman KY1-1106, Cayman Islands, at +1(345) 949 4900.

Participants in the Solicitation

Alussa, Pubco and FREYR and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the shareholders of Alussa in favor of the approval of the Business Combination. Shareholders of Alussa and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Alussa’s directors and officers in Alussa’s filings with the SEC, including Alussa’s annual report on form 10-K for the year-ended December 31, 2019, which was filed with the SEC on March 26, 2020, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Additional information regarding the interests of such potential participants will also be included in the Registration Statement and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements made herein or incorporated by reference contain, and certain oral statements made by representatives of Alussa, Pubco and FREYR and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Alussa’s, Pubco’s and FREYR’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” ”would,”“believe,” “predict,” “potential,” “might” and “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Alussa’s, Pubco’s and FREYR’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Alussa,, Pubco or FREYR and are difficult to predict.

Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (as defined below); (2) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Alussa or the shareholders of FREYR or other conditions to closing in the Business Combination Agreement; (3) the inability to obtain or maintain (as applicable) the listing of Pubco’s or Alussa’s common stock on Nasdaq following the Business Combination, (4) the failure to meet the minimum cash requirements of the Business Combination Agreement due to Alussa shareholder redemptions and the failure to obtain replacement financing; (5) the risk that the Business Combination disrupts current plans and operations of FREYR as a result of the announcement and consummation of the Business Combination; (6) the failure to meet projected development and production targets; (7) costs related to the proposed Business Combination; (8) changes in applicable laws or regulations; (9) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability and hire and retain key employees; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the effect of the global COVID-19 pandemic on Alussa, Pubco and FREYR and their ability to consummate the Business Combination or any of the foregoing risks; and (12) other risks and uncertainties described herein, as well as those risks and uncertainties to be identified in the Registration Statement and proxy statement/prospectus (when available) relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by Alussa or Pubco. The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Alussa, Pubco nor FREYR undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto do not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms and conditions thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1. Alussa’s shareholders, warrant holders and other interested parties are urged to read such agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

General Terms and Effects

On January 29, 2021, Alussa entered into a Business Combination Agreement (the “Business Combination Agreement”) with FREYR A/S, a company organized under the laws of Norway (“FREYR”), Alussa Energy Sponsor LLC, a limited liability company formed under the laws of Delaware, in the capacity as the representative for the Alussa shareholders in accordance with the terms and conditions of the Business Combination Agreement (“Sponsor” or “Purchaser Representative”), FREYR Battery, a corporation in the form of a public limited liability company organized under the laws of Luxembourg (“Pubco”), Norway Sub 1 AS, a private limited liability company under the laws of Norway (“Norway Merger Sub 1”), Norway Sub 2 AS, a private limited liability company under the laws of Norway (“Norway Merger Sub 2” and together with Norway Merger Sub 1, the “Norway Merger Subs”), Adama Charlie Sub, a Cayman Islands exempted company (“Cayman Merger Sub”), certain shareholders of FREYR named in the Business Combination Agreement (the “Major Shareholders”), and ATS NEXT AS, in the capacity as the representative for the Major Shareholders in accordance with the terms and conditions of the Business Combination Agreement (the “Shareholder Representative”).

Prior to the completion of the transactions contemplated by the Business Combination Agreement, (i) the Norway Merger Subs shall be wholly-owned subsidiaries of Alussa, (ii) Pubco shall be a wholly-owned subsidiary of Purchaser Representative and (iii) Cayman Merger Sub shall be a wholly-owned subsidiary of Pubco.

Pursuant to the terms of the Business Combination Agreement, (a) Alussa will merge with and into Cayman Merger Sub, with Alussa continuing as the surviving entity (the “Cayman Merger”), (b) Alussa will distribute all of its interests in Norway Merger Sub 1 to Pubco, (c) FREYR will merge with and into Norway Merger Sub 2, with Norway Merger Sub 2 continuing as the surviving entity (the “Norway Merger”), (d) Norway Merger Sub 1 will merge with and into Pubco, with Pubco continuing as the surviving entity (the “Cross-Border Merger”), as a result of which, (i) each issued and outstanding security of Alussa immediately prior to the effective time of the Cayman Merger shall be exchanged for the right of the holder thereof to receive securities of Pubco in accordance with the Business Combination Agreement (or, in the case of Dissenting Purchaser Shareholders, if any, the right to receive the fair value of such holder’s Dissenting Purchaser Ordinary Shares and such other rights as are granted by the Cayman Companies Law), (ii) each issued and outstanding security of FREYR immediately prior to the effective time of the Norway Merger shall be exchanged for the right of the holder thereof to receive securities of Norway Merger Sub 1 in accordance with the Business Combination Agreement and (iii) each issued and outstanding security of Norway Merger Sub 1 immediately prior to the Cross-Border Effective Time shall be exchanged for the right of the holder to receive securities of Pubco, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.

Prior to the First Closing (as defined below), FREYR will transfer its wind farm business to Sjonfjellet Vindpark Holding AS (“SVPH”), a private limited liability company to be incorporated by way of demerger resulting in such business becoming held by the FREYR shareholders through such company (the “Norway Demerger”) in accordance with the Norway Plan of Demerger.

Consideration

After the implementation of the Norway Merger and prior to the implementation of the Cross-Border Merger, Pubco shall acquire all preferred shares of Norway Merger Sub 1 (which will be issued in exchange for the preferred shares in FREYR as a part of the Norway Merger) from the Company Preferred Share Transferors (as defined below) in exchange for a number of newly issued shares of Pubco equal to (A) (i) $7,446,000 or, (ii) to the extent the Company Preferred Share Transferors fund the second tranche of the investment contemplated by the Funding Commitment Letter, $14,895,000, divided by (B) $10.00 per ordinary share, which is equal to the subscription price in the Commitment Agreement (the “PIPE Price”). As part of such transaction, 92,500,000 warrants held by the Company Preferred Share Transferors to subscribe for common shares of Norway Merger Sub 1 (which will be issued in exchange for the warrants in FREYR as a part of the Norway Merger) shall be cancelled. the Company Preferred Share Transferors and FREYR entered into the Funding Commitment Letter on October 23, 2020, as amended or restated, pursuant to which the Company Preferred Share Transferors agreed to invest either $7,500,000 or $15,000,000 into preferred shares and warrants of FREYR. Following the Norway Demerger, the Company Preferred Share Transferors received shares in SVPH. The Company Preferred Share Transferors informed us that they have entered into an agreement with another FREYR shareholders whereby the Company Preferred Share Transferors will exchange their shares in SVPH for shares in FREYR, to be completed prior to the First Closing.

As a result of and upon the Second Closing (as defined below), among other things, all outstanding FREYR Shares (other than those held by Pubco), will be exchanged for the right to receive shares in Pubco, which in the aggregate will be a number of Pubco ordinary shares equal to (A) $410,550,000 (the “Base Consideration”), plus or minus (B) any Legal Cost Adjustment (as described below), as applicable, and dividing such number by the lower of (i) the Redemption Price and (ii) the PIPE Price (as defined in the Commitment Agreements), which number shall then be multiplied by (C) the Exchange Ratio. The Legal Cost Adjustment shall be (x) to the extent the legal costs incurred in connection with the Transactions by FREYR up to the Second Closing Date (“FREYR Legal Costs”) exceed $4,500,000, an amount equal to the FREYR Legal Costs minus $4,500,000 (which amount shall be deducted from the consideration above), (y) to the extent the FREYR Legal Costs are less than $2,500,000, an amount equal to $2,500,000 minus the FREYR Legal Costs (which amount shall be added to the consideration above) and (z) to the extent the FREYR Legal Costs are between $2,500,000 and $4,500,000, the Legal Cost Adjustment shall equal $0. The Exchange Ratio is a number equal to the quotient obtained by dividing (a) the Equity Consideration divided by the lower of (i) the Redemption Price and (ii) the PIPE Price, divided by (b) the number of Aggregate Fully Diluted Company Shares. Based on the currently available information with respect to the variables included in the Exchange Ratio calculation, the Exchange Ratio is expected to be 0.179031.

An additional 60,000,000 Pubco Ordinary Shares will be purchased at the PIPE Price on or prior to the Second Closing by certain third-party investors (the “PIPE Investment”) pursuant to the Subscription Agreement (as defined below). The proceeds of the PIPE Investment, together with the amounts remaining in Alussa’s Trust Account as of immediately following completion of the Cross-Border Merger, will be retained by Pubco following the Second Closing.

Treatment of FREYR Options, FREYR EDGE Warrants and FREYR Warrants

As a result of and upon the Second Closing, among other things, all (i) options to purchase FREYR Ordinary Shares, (ii) FREYR warrants issued to EDGE Global LLC and (iii) all other warrants, in each case outstanding as of immediately prior to the effective time of the Norway Merger will be converted into (a) options to purchase Pubco Ordinary Shares (“Pubco Options”), (b) warrants issued to EDGE Global to purchase Pubco Ordinary Shares (“Pubco EDGE Warrants”) and (c) other warrants to purchase Pubco Ordinary Shares (“Pubco Warrants”), respectively.

Subject to the terms of the Business Combination Agreement, each Pubco Option, Pubco EDGE Warrant and Pubco Warrant will relate to the number of whole shares of Pubco Ordinary Shares (rounded down to the nearest whole share) equal to (i) the number of Pubco Ordinary Shares subject to the applicable Pubco Option, Pubco EDGE Warrant and Pubco Warrant multiplied by (ii) the Exchange Ratio. The exercise price for each Pubco Option, Pubco EDGE Warrant and Pubco Warrant will equal (i) the exercise price of the applicable Pubco Option, Pubco EDGE Warrant and Pubco Warrant divided by (ii) the Exchange Ratio. Each Pubco Option, Pubco EDGE Warrant and Pubco Warrant will remain subject to the same terms and conditions that were in effect with respect to the related FREYR Option, FREYR EDGE Warrant or FREYR Option, as applicable, prior to the effective time of the Norway Merger.

Escrow Shares

At or prior to the First Closing Date, Pubco, the Purchaser Representative, the Shareholder Representative and the Escrow Agent shall enter into an Escrow Agreement, effective as of the Second Closing Date (the “Escrow Agreement”), pursuant to which Pubco shall cause to be delivered to the Escrow Agent at the Second Closing a number of Pubco Ordinary Shares (valued at the lower of (i) the Redemption Price and the (ii) PIPE Price) equal to 5% of the amount of Base Consideration (the “Escrow Shares”). Such Escrow Shares shall serve as the Major Shareholders’ obligations after the Closings in respect of indemnification and leakage. Payments in respect of the Major Shareholders’ obligations in respect of indemnification and leakage shall be first settled against the Escrow Shares.

The portion of Pubco Ordinary Shares that shall be withheld at the Second Closing for deposit in the Escrow Account shall be allocated among the Major Shareholders based on their respective pro rata equity interests in FREYR (as between the Major Shareholders) immediately prior to the Second Closing. The Escrow Shares shall be released from the Escrow Account 12 months after the Second Closing.

Closings

The transactions contemplated by the Business Combination Agreement shall be consummated on the First Closing Date and the Second Closing Date. In accordance with the terms and subject to the conditions of the Business Combination Agreement, the First Closing shall take place on the fifth business day after the satisfaction or waiver of the closing conditions set forth in the Business Combination Agreement (other than the closing conditions that by their nature are to be satisfied at the First Closing, but subject to the satisfaction or waiver of those conditions) unless another time or date is mutually agreed to in writing by the parties. In accordance with the terms and subject to the conditions of the Business Combination Agreement, the Second Closing shall take place on the second business day after the First Closing unless another time or date is mutually agreed to in writing by the parties.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of Alussa, Pubco, FREYR and the Major Shareholders, certain of which are qualified by materiality and Material Adverse Effect (as defined below) and may be further modified and limited by the disclosure schedules. The representations and warranties of Alussa are also qualified by information included in Alussa’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement). The representations and warranties made by Alussa, Pubco, FREYR and the Major Shareholders are customary for similar transactions

Representations and Warranties of FREYR

FREYR has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, capitalization of FREYR and its subsidiaries, financial statements, litigation and proceedings, legal compliance, contracts and no defaults, benefit plans, employment and labor relations, taxes, brokers’ fees, insurance, licenses, tangible personal property, real property, intellectual property, privacy, cybersecurity, information technology, environmental matters, absence of changes, anti-corruption compliance, sanctions and international trade compliance, information supplied, vendors and customers, including memoranda of understanding with potential vendors and customers, related party transactions and sufficiency of assets. The representations and warranties of FREYR identified as fundamental under the terms of the Business Combination Agreement are those made pursuant to: (i) Section 7.1 of the Business Combination Agreement (Organization and Standing), (ii) Section 7.2 of the Business Combination Agreement (Authorization; Binding Agreement), (iii) 7.3(a) of the Business Combination Agreement (Capitalization) and (iv) Section 7.4 of the Business Combination Agreement (Subsidiaries) (collectively, the “FREYR Fundamental Warranties”).

Representations and Warranties of Alussa

Alussa has made representations and warranties (on behalf of itself and the Norway Merger Subs) relating to, among other things, company organization, due authorization, no conflict, SEC filings, internal controls, listing, financial statements, governmental authorities and consents, legal compliance, trust account, Investment Company Act, absence of changes, capitalization, brokers’ fees, indebtedness, taxes, business activities and no outside reliance.

Representations and Warranties of Pubco

Pubco has made representations and warranties (on behalf of itself and the Cayman Merger Sub) relating to, among other things, company organization, due authorization, no conflict, governmental authorities and consents, legal compliance, Investment Company Act, absence of changes, capitalization, brokers’ fees, indebtedness, business activities and no outside reliance.

Representations and Warranties of the Major Shareholders

Each Major Shareholder has made representations and warranties (with respect to itself only) relating to, among other things, company organization, due authorization, no conflict, governmental authorities and consents, title to shares, litigation and proceedings and brokers’ fees. The representations and warranties of the Major Shareholders identified as fundamental under the terms of the Business Combination Agreement are those made pursuant to: (i) Section 8.1 of the Business Combination Agreement (Organization and Standing), (ii) Section 8.2 of the Business Combination Agreement (Authorization; Binding Agreement) and (iii) Section 8.3 of the Business Combination Agreement (Ownership) (collectively, the “Major Shareholder Fundamental Warranties”).

Survival of Representations and Warranties

The FREYR Fundamental Warranties and the Major Shareholder Fundamental Warranties survive the Second Closing for a period of six years. The representations and warranties of FREYR made in Sections 7.13(a)-(d) (Intellectual Property) and 7.14 (Taxes and Returns) survive the Second Closing for a period equal to the applicable statute of limitations plus 30 days (together with the FREYR Fundamental Warranties and the Major Shareholder Fundamental Warranties, the “Special Reps and Warranties”). All other representations and warranties of FREYR and the Major Shareholders shall survive the Second Closing for a period of 12 months.

No claim for indemnification may be made after the applicable expiration date, with the exception of any claims of fraud made in accordance with the terms of the Business Combination Agreement.

The representations and warranties of Alussa and Pubco contained in the Business Combination Agreement or in any certificate or instrument delivered by or on behalf of Alussa, Pubco and the Merger Subs pursuant to the Business Combination Agreement do not survive the First Closing and Second Closing. No claims or actions may be asserted against the Purchaser, the Purchaser Representative or their respective Representatives with respect thereto.

Indemnification

The Major Shareholders have agreed to indemnify Pubco for losses that Pubco may sustain as a result of (i) the breach of any representation or warranty made by FREYR in the Business Combination Agreement or in any certificate executed and delivered by FREYR thereto, (ii) the breach of any covenant, obligation or agreement on the part of FREYR in the Business Combination Agreement or in any certificate delivered by FREYR pursuant thereto, (iii) the breach of any representation or warranty made by the Major Shareholders in the Business Combination Agreement or in any certificate executed and delivered by the Major Shareholders thereto and (iv) the breach of any covenant, obligation or agreement on the part of the Major Shareholders in the Business Combination Agreement or in any certificate delivered by the Major Shareholders pursuant thereto (provided that in the case of (iii) and (iv), the Major Shareholders are not liable in respect of breaches by another Major Shareholder).

Pubco is not entitled to receive any indemnification payments unless and until the aggregate amount of losses incurred by Pubco exceeds $2,000,000, in which case the Major Shareholders are obligated to Pubco for the amount of all losses from the first dollar of losses, provided that the basket shall not apply for breaches of any Special Reps and Warranties or in respect of fraud claims. The maximum aggregate amount of payments which each Major Shareholder is obligated to pay (other than with respect to (i) fraud claims and (ii) claims for breaches of Special Reps and Warranties) does not exceed an amount equal to 10% of the sum of (x) the Exchange Shares received by such Major Shareholder at the Second Closing, plus (y) any Escrow Shares withheld from such Major Shareholder at the Second Closing (each such Escrow valued at the lower of the Redemption Price and the PIPE Price). The maximum aggregate amount of payments which each Major Shareholder is obligated to pay (other than with respect to (i) fraud claims and (ii) claims for breaches of FREYR Fundamental Warranties and Major Shareholder Fundamental Warranties) does not exceed an amount equal to 25% of the sum of (x) the Exchange Shares received by such Major Shareholder at the Second Closing, plus (y) any Escrow Shares withheld from such Major Shareholder at the Second Closing (each such Escrow Share valued at the lower of the Redemption Price and the PIPE Price). The maximum aggregate amount of payments which each Major Shareholder is obligated to pay (other than with respect to fraud claims), does not exceed an amount equal to 100% of the sum of (x) Exchange Shares received by such Major Shareholder at the Second Closing, plus (y) any Escrow Shares withheld from such Major Shareholder at the Second Closing) (each such Escrow Share valued at the lower of the Redemption Price and the PIPE Price).

Indemnification claims against the Major Shareholders shall first be applied against Escrow Shares (based on the relevant Major Shareholder Pro Rata Percentage). After the Escrow Shares are exhausted, each Major Shareholder’s indemnification obligation will be determined by reference to the Shareholder Pro Rata Percentage. After all Escrow Shares are applied with respect to any indemnification obligations, each Major Shareholder shall be entitled to satisfy its indemnification obligations with cash or ordinary shares in Pubco. For purposes of determining the indemnification payment, the value of each Escrow Share or other ordinary share of Pubco used to satisfy indemnification obligations shall be the value-weighted average trading price of ordinary shares in Pubco in the 10 trading days up to the date on which the indemnification claim is finally determined.

Leakage

Under the Business Combination Agreement, the transaction consideration shall be adjusted on a dollar-for-dollar basis with respect to Leakages between September 30, 2020 and the Second Closing Date (the “Locked Box Period”). “Leakage” shall include, among others, dividends declared to any FREYR shareholder or their affiliates, any transaction bonuses (in excess of $5 million), consultant, advisory or other fees outside of the course and the other Leakages set forth in the Business Combination Agreement, other than Permitted Leakages.

If at any time prior to the Second Closing, FREYR becomes aware of the occurrence of any Leakage during the Locked Box Period, FREYR shall notify Alussa of such Leakage and the FREYR shareholder(s) to whom such Leakage is attributable. The consideration attributable to such shareholder(s) on the Second Closing shall be reduced by the amount of such Leakage.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of FREYR are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, a material adverse effect (“Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, liabilities, results of operations or financial condition of FREYR and its subsidiaries, taken as a whole or (ii) the ability of FREYR or its subsidiaries to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents to which they are parties or bound or to perform their obligations thereunder, in each case subject to certain customary exceptions.

Covenants and Agreements

FREYR has provided covenants relating to, among other things, conduct of business, inspection, preparation and delivery of certain audited and unaudited financial statements and acquisition proposals.

Alussa and Pubco have provided covenants relating to, among other things, preparation of the registration statement, employee matters, trust account proceeds, listing, no solicitation by Alussa, Alussa’s conduct of business, post-closing directors and officers, indemnification and insurance, Alussa public filings and PIPE Investment subscriptions.

Conduct of Business

FREYR has agreed that from the date of the Business Combination Agreement through the earlier of the termination of the Business Combination Agreement and the Second Closing Date (the “Interim Period”), except as otherwise explicitly contemplated by the Business Combination Agreement and the Ancillary Agreements, FREYR shall (and shall cause its subsidiaries to) (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice and/or FREYR’s business plan and (ii) comply in all material respects with all laws applicable to FREYR’s direct and indirect subsidiaries and their respective businesses, assets and employees. During the Interim Period, FREYR has also agreed not to, and to cause its subsidiaries not to, take certain specified customary actions except as otherwise contemplated by the Business Combination Agreement, the Ancillary Agreements or FREYR’s business plan, as consented to by Alussa in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law.

During the Interim Period and except as otherwise explicitly contemplated by the Business Combination Agreement and the Ancillary Agreements, Alussa, Pubco and the Merger Subs have each agreed to (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice and (ii) comply in all material respects with all laws applicable to such person and its businesses, assets and employees. During the Interim Period, except as otherwise contemplated by the Business Combination Agreement or the Ancillary Agreements, Alussa, Pubco and the Merger Subs agreed not to take certain specified customary actions.

Covenants of Alussa and Pubco

Pursuant to the Business Combination Agreement, Alussa and/or Pubco has agreed (as applicable), among other things, to:

●	adopt, prior to the Second Closing Date, the new equity incentive plan in the form agreed in connection with the Business Combination Agreement;

●	take certain actions so that the Trust Amount will released from the trust account and so that the trust account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;

●	during the Interim Period, not instruct its representatives not to, initiate any negotiations or enter into any agreements for certain alternative transactions;

●	delist and deregister Alussa units, Class A ordinary shares and Alussa Warrants from the NYSE and to terminate its registration with the SEC as of the First Closing Date;

●	use commercially reasonable efforts to cause Pubco’s ordinary shares to be approved for listing on the NYSE by no later than the First Closing Date, and to remain listed as a public company on the NYSE through the Second Closing Date;

●	take all necessary action so that, effective as of the Second Closing, Pubco’s board of directors will consist of eight natural persons, of whom (i) three shall be appointed by Alussa, of whom at least two shall qualify as independent directors under NYSE rules, (ii) three shall be appointed by FREYR, of whom at least two shall qualify as independent directors under NYSE rules and (iii) two persons shall be mutually agreed between Alussa and FREYR prior to the First Closing Date, who shall qualify as independent under NYSE rules, provided that the parties will ensure that the composition of Pubco’s board of directors satisfies the applicable requirement for Pubco to qualify as a "foreign private issuer" (as defined in the Securities Exchange Act of 1933);

●	take all actions to terminate the existing registration rights agreement, dated November 25, 2019, between Alussa and Alussa Energy Sponsor LLC, effective as of the First Closing;

●	maintain for a period of not less than six years from the Second Closing Date (i) provisions in Pubco’s governing documents and those of its subsidiaries concerning the indemnification and exoneration of Alussa’s and FREYR’s former and current officers, directors and employees and agents, on terms no less favorable than as contemplated by the applicable governing documents of Alussa or FREYR (as applicable), in each case as of the date of the Business Combination Agreement and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by Alussa and FREYR’s directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such insurance coverage as of the date of the Business Combination Agreement;

●	from the date of the Business Combination Agreement through the effective time of the Merger, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law;

●	promptly as practicable after the registration statement is declared effective under the Securities Act, (i) disseminate proxy statement to shareholders of Alussa, (ii) give notice, convene and hold a meeting of the shareholders to vote on the Purchaser Shareholder Approval Matters (as defined in the Business Combination Agreement) in each case in accordance with its governing documents then in effect and Section 710 of the NYSE Listing Rules, for a date no later than 30 business days following the date the registration statement is declared effective, (iii) solicit proxies from the holders of Public Shares to vote in favor of each of the Purchaser Shareholder Approval Matters, and (iv) provide its shareholders with the opportunity to elect to effect a Redemption; and

●	use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it deems to be proper or advisable to consummate the transaction contemplated by the PIPE Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the PIPE Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Pubco the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms.

Covenants of FREYR

Pursuant to the Business Combination Agreement, FREYR has agreed, among other things, to:

●	provide Alussa and its accountants, counsel and other representatives reasonable access during the Interim Period such materials and information about FREYR, and specified members of management of FREYR, in each case as Alussa may reasonably request;

●	provide to Pubco and Alussa, as soon as practicable after entry into the Business Combination Agreement, (i) audited financial statements (together with the auditor’s reports thereon) of Alussa and its subsidiaries as of and for (x) the years ended December 31, 2020, 2019 and 2018, audited in accordance with PCAOB auditing standard by a PCAOB qualified auditor and (ii) if required to be provided by law or SEC rule or practice as of the date of the initial filing of the registration statement with the SEC, financial statements as of and for the period ending for as of the latest available calendar quarter end date;

●	at or prior to the Second Closing Date, terminate and settle all shareholders’, voting rights or other similar agreement between the Company and its shareholders without further liability to Alussa, FREYR, Pubco or any of their subsidiaries;

●	at or prior to the Second Closing Date, take all other actions to cancel the remaining unallocated share reserve under the FREYR equity plan and provide that no new FREYR options will be granted under such plan, provided that FREYR may, prior to the Second Closing Date, conditionally grant options under the Pubco equity incentive plan to be effective after Closing;

●	take all actions necessary under applicable law and its governing documents to convene a special meeting of shareholders to approve and adopt the transactions contemplated by the Business Combination Agreement; and

●	during the Interim Period, not, and to use reasonable best efforts to cause its representatives to not, among others, (i) solicit or facilitate the making, submission or announcement of any alternate transaction, (ii) furnish any non-public information regarding itself to any party in connection with or in response to an alternate transaction, or (iii) engage or participate in discussions with any person or group with respect to, or that would reasonably be expected to give rise to, an alternate transaction.

Joint Covenants of Alussa and FREYR

In addition, each of Alussa, FREYR and Pubco has agreed, among other things, to take certain actions as set forth below:

●	give notice to the other parties as promptly as practicable to such party of facts, circumstances and conditions which would, or would reasonably be expected to cause any closing conditions to not be satisfied, or the satisfaction of certain conditions to be delayed;

●	use commercially reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable under applicable law and regulations to consummate the transactions contemplated by the Business Combination Agreement;

●	to cause the proxy statement/prospectus, and the Registration Statement, to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Business Combination Agreement and otherwise ensure that the information contained therein contains no untrue statement of material fact or material omission; and

●	take all actions necessary in respect of the Merger Subs under applicable law and their respective organizational documents to hold shareholders’ meetings and pass resolutions approving and adopting the Business Combination Agreement and the applicable Mergers and other transactions contemplated thereby.

Closing Conditions

The consummation of the Transactions is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions summarized below. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Transactions may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions therein.

Conditions to the Obligations of Each Party

The obligations of each party to consummate the Transactions are subject to the satisfaction or written waiver (where permissible) by FREYR, Alussa and Purchaser Representative of the following conditions as of the First Closing Date:

●	the relevant shareholder approval matters shall have been approved by the requisite vote of Alussa’s shareholders entitled to vote thereon;

●	the relevant shareholder approval matters shall have been approved by the requisite vote of FREYR’s shareholders entitled to vote thereon;

●	no governmental authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the transactions or agreements contemplated by the Business Combination Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by the Business Combination Agreement;

●	there shall not be any pending action brought by a governmental authority seeking to enjoin the consummation of the Transactions;

●	upon the First Closing, after giving effect to the Redemption, Alussa shall have net tangible assets of at least $5,000,001;

●	the members of the Post-Closing Pubco Board shall have been elected or appointed to take effect as of the Second Closing consistent with the requirements stipulated under the Business Combination Agreement;

●	the Registration Statement shall have been declared effective by the SEC and shall remain effective as of the First Closing;

●	the Pubco Ordinary Shares and Pubco Public Warrants shall be approved for listing on the NYSE, subject only to notice of issuance;

●	the Norway Demerger shall have been effected in accordance with the Norway Demerger Plan; and

●	the issuance of Pubco securities to the holders of FREYR securities shall be either exempt from registration, or registered in compliance with applicable securities laws of any state of the United States or the securities laws of any governmental authority.

Conditions to the Obligations of FREYR and the Major Shareholders

The obligations of FREYR and the Major Shareholders to consummate the Transactions are subject to the satisfaction or written waiver (where permissible) by FREYR and Pubco of the following conditions as of the First Closing Date:

●	all of the representations and warranties of Alussa and Pubco set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of Alussa, Pubco and the Merger Subs pursuant thereto shall be true and correct in all material respects on and as of the date of the Business Combination Agreement and on and as of the First Closing Date as if made on the First Closing Date, except for (i) those that address matters only as of a particular date (which shall have been true and correct in all material respects as of such particular date) and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality), individually or in the aggregate, would not have a material adverse effect on Purchaser, Pubco or the Merger Subs;

●	Alussa, Pubco and the Merger Subs shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the First Closing Date;

●	as of the First Closing Date, after giving effect to the completion of the Redemption, commitments in respect of the PIPE Investment and the Funding Commitment Letter, but without giving effect to Alussa’s transaction expenses and the repayment of certain deferred liabilities of Alussa assuming that (A) all funds are drawn under the Funding Commitment Letter, (B) the funds drawn under the Funding Commitment letter are held by Alussa and (C) none of the funds drawn under the Funding Commitment Letter have been used as of the First Closing, Alussa and Pubco shall collectively have at least $400 million in the aggregate in cash and cash equivalents, including funds in the Trust Account and any proceeds from any of the Commitment Agreements, the Funding Commitment Letter or other PIPE Investment (including any funds in respect of the PIPE Investment which are deposited into an escrow account on or prior to First Closing which are to be released to Pubco on the Second Closing in accordance with the applicable Commitment Agreement);

●	the execution and delivery of certain closing deliverables, including (i) officers’ certificates and (ii) copies of (a) the executed Registration Rights Agreement (signed by the Purchaser Representative); (y) the executed Escrow Agreement (signed by the Purchaser Representative); and (z) the amended and restated articles of association of Pubco (the “First Amended Pubco Articles”); and

●	Alussa shall have made appropriate arrangements to have the funds in the Trust Account paid in accordance with the terms of the Business Combination Agreement.

Conditions to the Obligations of Alussa

The obligations of Alussa to consummate the Transactions are subject to the satisfaction or written waiver (where permissible) by Alussa and Purchaser Representative of the following conditions as of the First Closing:

●	all of the representations and warranties of FREYR and the Major Shareholders set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of FREYR and the Major Shareholders pursuant thereto shall be true and correct in all material respects on and as of the date of the Business Combination Agreement and on and as of the First Closing Date as if made on the First Closing Date, except for (i) those that address matters only as of a particular date (which shall have been true and correct in all material respects as of such particular date) and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality), individually or in the aggregate, would not have a Material Adverse Effect on FREYR (provided that such limitation shall not apply with respect to representations and warranties provided by FREYR regarding its capitalization and subsidiaries);

●	FREYR and the Major Shareholders shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the First Closing Date;

●	since the date of the Business Combination Agreement, no Material Adverse Effect shall have occurred with respect to FREYR and its subsidiaries, taken as a whole, and be continuing; and

●	the delivery or receipt of certain closing deliverables to Alussa (including (i) an officer’s certificate from FREYR, (ii) a certificate from the Shareholder Representative, and (iii) copies of (A) the executed Registration Rights Agreement; (B) the executed Escrow Agreement; (C) the conversion of certain convertible loans of FREYR into shares; and (D) at or prior to the First Closing, the termination of the shareholders’ agreement between certain Major Shareholders and the Company).

Termination; Effectiveness

The Business Combination Agreement may be terminated and the transactions contemplated therein may be abandoned at any time prior to the First Closing:

●	by mutual written consent of Alussa and FREYR;

●	by written notice by Alussa or FREYR if the First Closing shall not have occurred by July 31, 2021 (the “Outside Date”); provided, however, that such right to terminate is not available to a party if the breach or violation of such party or its affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the primary cause of the failure of the First Closing to occur on or before the Outside Date;

●	by written notice by Alussa or FREYR if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; provided, however, that such right to terminate is not available to a party if the breach or violation of such party or its affiliates to comply with any provision of the Business Combination Agreement has been the primary cause of such action by such governmental authority;

●	by written notice by FREYR to Alussa, if (i) there has been a breach by Alussa, Pubco or the Merger Subs of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of Alussa, Pubco or the Merger Subs shall have become untrue or inaccurate, in any case, which would result in a failure of certain Closing conditions to be satisfied (treating the First Closing Date for such purposes as the date of the Business Combination Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Alussa by FREYR or (B) the Outside Date; provided, that FREYR shall not have the right to terminate the Business Combination Agreement if at such time FREYR or the Major Shareholders is in material uncured breach of the Business Combination Agreement;

●	by written notice by FREYR to Alussa, if (i) there has been a breach by FREYR or the Major Shareholders of any of their respective representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of such parties shall have become untrue or inaccurate, in any case, which would result in a failure of certain Closing conditions to be satisfied (treating the First Closing Date for such purposes as the date of the Business Combination Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to FREYR by Alussa or (B) the Outside Date; provided, that Alussa shall not have the right to terminate the Business Combination Agreement if at such time Alussa, Pubco or any of the Merger Subs is in material uncured breach of the Business Combination Agreement;

●	by written notice by either FREYR or Alussa if the special meeting of Alussa shareholders is held and has concluded, Alussa shareholders have duly voted, and the Required Purchaser Shareholder Approval was not obtained;

●	by written notice by Alussa to FREYR if the special meeting of FREYR is held, has concluded, FREYR Shareholders have duly voted, and the Required Company Shareholder Approval was not obtained;

●	by FREYR if Alussa makes any Purchaser Change of Recommendation (as defined in the Business Combination Agreement); provided that with respect to any particular Purchaser Change of Recommendation, the right to terminate under this provision shall expire on the 10th day following the occurrence of such Purchaser Change of Recommendation; or

●	by Alussa if FREYR makes any Company Change of Recommendation (as defined in the Business Combination Agreement); provided that with respect to any particular Company Change of Recommendation, the right to terminate under this provision shall expire on the 10th day following the occurrence of such Company Change of Recommendation.

In the event of the termination of the Business Combination Agreement, the Business Combination Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective representative, as the case may be, for any willful breach of the Business Combination Agreement occurring prior to such termination, other than with respect to certain exceptions contemplated by the Business Combination Agreement that will survive any termination of the Business Combination Agreement.

Fees and Expenses

All Expenses incurred in connection with the Business Combination Agreement and the transactions contemplated therein shall be paid by the party incurring such expenses. As used in the Business Combination Agreement, “Expenses” shall mean all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a party thereto or any of its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of the Business Combination Agreement or any Ancillary Agreement related hereto and all other matters related to the consummation of the Business Combination Agreement. With respect to Alussa, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a business combination and any ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Transactions incurred by Alussa, including any PIPE Investment.

Ancillary Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Ancillary Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety.

Lock-Up Agreements

As of the date of the Business Combination Agreement, certain FREYR shareholders, Pubco and Purchaser Representative entered into Lock-Up Agreements. Pursuant to the Lock-Up Agreement, effective as of the Second Closing Date, and subject to certain limited exceptions, the applicable FREYR shareholders and the Sponsor agree not to transfer any Pubco Ordinary Shares (including Pubco Ordinary Shares issued or issuable upon the exercise of FREYR options exchanged into options of Pubco), during the period commencing from the Second Closing and ending on the earlier of (a) one (1) year after the Second Closing Date, (b) subsequent to the Second Closing Date, if the last sale price of the Pubco Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Second Closing Date and (c) the date on which Pubco completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Pubco’s shareholders having the right to exchange their Pubco Ordinary Shares for cash, securities or other property. The FREYR shareholders who are party to a Lock-Up Agreement shall be permitted to sell a certain number of Pubco Ordinary Shares to settle their tax liabilities.

The Sponsor also agrees not to transfer any Pubco Warrants (or Pubco Ordinary Shares issued or issuable upon the conversion of the Pubco Warrants), until 30 days after the Second Closing.

The form of Lock-Up Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Lock-Up Agreement.

Registration Rights Agreement

Prior to the First Closing Date, Pubco, FREYR, the Major Shareholders and the Purchaser Representative will use their commercially reasonable efforts to enter into the Registration Rights Agreement in the agreed form, pursuant to which Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain Pubco Ordinary Shares and other equity securities of Pubco that are held by the parties thereto from time to time. Under the terms of the Registration Rights Agreement, the Purchaser Representative and the Major Shareholders, can demand that Pubco register their registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that Pubco undertakes. Following the consummation of the Business Combination, Pubco intends to file and maintain an effective registration statement under the Securities Act covering such securities. A form of the Registration Rights Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

Purchaser Shareholder Irrevocable Undertakings

In connection with the execution of the Business Combination Agreement, Alussa has entered into irrevocable undertakings with FREYR and certain Alussa shareholders holding at least 25% of the Purchaser ordinary shares as of the date of the Business Combination Agreement (the “Purchaser Shareholder Irrevocable Undertakings”), pursuant to which those Alussa shareholders committed to, among other things, vote in favor of the Purchaser Shareholder Approval Matters at any meeting of Alussa shareholders and take other actions in furtherance of the Purchaser Shareholder Approval Matters until the earlier of (i) the Cayman Effective Time and (ii) the termination of the Business Combination Agreement. A form of the Purchaser Shareholder Irrevocable Undertakings is filed as Exhibit 10.3 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Purchaser Shareholder Irrevocable Undertakings.

FREYR Shareholder Irrevocable Undertakings

In connection with the execution of the Business Combination Agreement, certain FREYR shareholders holding at least 55.76% of FREYR ordinary shares as of the date of the Business Combination Agreement have entered into irrevocable undertakings with FREYR and Alussa on January 29, 2021, pursuant to which such shareholders committed to, among other things, vote in favor of the Company Shareholder Approval Matters and take other actions in furtherance of the Purchaser Shareholder Approval Matters until the earlier at any meeting or written resolutions of the shareholders held prior to or on the earlier of (i) the Second Closing and (ii) the termination of the Business Combination Agreement. A form of the FREYR Shareholder Irrevocable Undertakings is filed as Exhibit 10.4 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the FREYR Shareholder Irrevocable Undertakings.

Preferred Share Acquisition Agreement

Simultaneously with the execution of the Business Combination Agreement, Encompass Capital Master Fund LP, BEMAP Master Fund LP Ltd. and Encompass Capital E L Master Fund L.P. (the “Company Preferred Share Transferors”) have entered into the preferred share acquisition agreement (the “Company Preferred Share Acquisition Agreement”) with Pubco, pursuant to which the Company Preferred Share Transferors have agreed to transfer, and Pubco has agreed to acquire for shares of Pubco, all of the Company Preferred Shares at the Second Closing. A form of the Company Preferred Share Acquisition Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Company Preferred Share Acquisition Agreement.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, Alussa entered into subscription agreements (each, a “Subscription Agreement”) with Pubco and various investors, pursuant to which such investors will collectively have committed to purchase 60,000,000 Pubco Ordinary Shares at the Second Closing for a purchase price of $10 per share, representing aggregate gross proceeds of $600 million. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreements is conditioned upon (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Subscription Agreements and (ii) all conditions precedent to the consummation of the Transactions set forth in the Business Combination Agreement having been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the applicable Closing Date under the Business Combination Agreement).

The Subscription Agreements provide that, solely with respect to subscriptions by third-party investors, Pubco is required to file with the SEC, within 30 days after the consummation of the transactions contemplated by the Business Combination Agreement, a shelf registration statement covering the resale of the Pubco Ordinary Shares to be issued to any such third-party investor and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th day following the filing date thereof if the SEC notifies Pubco that it will “review” such registration statement and (ii) the 10th business day after the date Pubco is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

A form of the Subscription Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Subscription Agreement

Item 3.02.	Unregistered Sales of Equity Securities

The disclosure set forth above under the heading “Subscription Agreements” in Item 1.01 of this Current Report on Form 8-K are incorporated by reference into this Item 3.02. The Pubco Ordinary Shares to be issued in connection with the Subscription Agreements and Pubco securities to be issued to the holders of FREYR securities are not to be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act, Regulation S and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

On January 29, 2021, Alussa and FREYR issued a joint press release announcing the execution of the Business Combination Agreement described in Item 1.01 above. The press release is attached hereto as Exhibit 99.1.

Attached as Exhibit 99.2 is the investor presentation that will be used by Alussa, Pubco and FREYR with respect to the transactions contemplated by the Business Combination Agreement.

The foregoing items are being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will they be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

On January 29, 2021, Alussa and FREYR held an investor conference call regarding the proposed Business Combination. A copy of the prepared remarks for the call is attached hereto as Exhibit 99.3

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated January 29, 2021

99.2	Investor Presentation, dated January 2021

99.3	Script of Prepare Remarks for Investor Call, dated January 29, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALUSSA ENERGY ACQUISITION CORP.

	By:	/s/ Daniel Barcelo
Name: Daniel Barcelo
Title: Chief Executive Officer and President

Dated: January 29, 2021